

Mail Stop 3561

September 22, 2016

Via E-mail
Kathy N. Waller
Executive Vice President and Chief Financial Officer
The Coca-Cola Company
One Coca-Cola Plaza
Atlanta, GA 30313

> **Re:** **The Coca-Cola Company**
> **Form 8-K Dated July 27, 2016**
> **Filed July 27, 2016**
> **File No. 1-02217**

Dear Ms. Waller:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 8-K dated July 27, 2016
Exhibit 99.1 - Press Release of The Coca-Cola Company, dated July 27, 2016, reporting
The Coca-Cola Company's financial results for the second quarter and year-to-date 2016.

1. We note that you refer to your non-GAAP measures as "comparable" or "underlying." Please revise your disclosures in future earnings releases to clearly indicate that these measures are non-GAAP.

2. In your next earnings release, please provide a more substantive, and concise, discussion of how your non-GAAP measures are useful to investors. Please provide us with your proposed changes in your response letter.

Reconciliation of GAAP and Non-GAAP Financial Measures (Unaudited)
Items Impacting Comparability, page 20
Asset Impairments and Restructuring
Productivity and Reinvestment

3. We note that you exclude restructuring charges and charges related to productivity and reinvestment initiatives from your non-GAAP measures. Please explain to us why these are not normal, recurring, cash operating expenses necessary to operate your business. See Question 100.01 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

Core Net Operating Revenues, pages 31 and 32

4. We note your disclosure of "Core Net Operating Revenues" includes adjustments to exclude Bottling Investments net operating revenues. Please explain to us what this measure is intended to convey and why you are excluding the revenues from your bottling operations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Linda Cvrkel, Staff Accountant at (202)551-3813 or Christine Dietz, Assistant Chief Accountant at (202)551-3408 with any questions.

Sincerely,

/s/ Joel Parker

Joel Parker
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Mining